FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  December, 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.              December 11, 2007

Minco Silver Corporation is pleased to to report the results of an updated resource estimate for the Fuwan Silver Project in Guangdong Province, China.  This resource update has upgraded the indicated resource from 4.5 million tonnes containing 29.2 million ounces of silver to 11.9 million tonnes containing 71.6 million ounces of silver, representing an increase of 145% in the indicated resource.  The total indicated silver resource is reported to be 71.6 million ounces and the total inferred silver resource is 71.4 million ounces for an overall increase of 14.7 million ounces (11.4%) of silver.

The Registrant is a major shareholder of Minco Silver Corporation.

2.             Exhibits

2.1

News Release dated December 11, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Sharon Howatt

Date:  December 11, 2007

Sharon Howatt

Corporate Secretary

Exhibit 2.1

TSX: MSV
For Immediate Release	December 11, 2007

NEWS RELEASE

MINCO SILVER ANNOUNCES A 145% INCREASE IN THE INDICATED RESOURCE ON THE FUWAN SILVER PROJECT

Minco Silver Corporation (the "Company" or "Minco Silver")(TSX: MSV) is pleased to report the results of an updated resource estimate for the Fuwan Silver Project in Guangdong Province, China.  This resource update has upgraded the indicated resource from 4.5 million tonnes containing 29.2 million ounces of silver to 11.9 million tonnes containing 71.6 million ounces of silver, representing an increase of 145% in the indicated resource.  The total indicated silver resource is reported to be 71.6 million ounces and the total inferred silver resource is 71.4 million ounces for an overall increase of 14.7 million ounces (11.4%) of silver.

The purpose of this resource estimate was to:

•

Take into consideration Minco Silver’s recently completed 78 new drill holes.

•

Estimate silver resources that reflect Minco Silver’s current exploration permit holdings.

•

Estimate silver resources on Minco Silver’s 51% interest in the adjoining Changkeng licence area.

•

Upgrade inferred resources to the indicated classification.

Diamond drill data from a total of 350 holes was used for the resource calculation of which 78 are new holes completed since the last resource estimation. These programs were conducted on a 60m x 60m diagonal spacing within the existing 80m x 80m rectangular drill grid spacing.  These recent drilling programs were designed primarily for the upgrading of inferred resources to the indicated classification.  The Fuwan deposit remains open along strike to the southwest and up and down its relatively flat dip to the northwest and southeast.

The resource estimate prepared on the Fuwan Deposit includes Au, Pb and Zn credits and is reported as an Indicated Resource of 11,945,000 tonnes at 186g/t Ag, 0.21g/t Au, 0.10% Pb and 0.28% Zn and an Inferred Resource of 11,633,000 tonnes at 191g/t Ag, 0.25g/t Au, 0.17% Pb and 0.48% Zn.  Details of the resources residing on the Changkeng and Fuwan properties are shown in table 1.

Table 1.  Resource Estimate1 @ 50g/t Ag Cut-Off Grade.

Resource Area & Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	9,930,000	196	62,721,000	0.17	0.10	0.26
Changkeng Permit Indicated**	2,015,000	137	8,856,000	0.42	0.10	0.37
Total Indicated	11,945,000	186	71,577,000	0.21	0.10	0.28

Fuwan Permits Inferred	10,571,000	191	64,972,000	0.21	0.18	0.49
Changkeng Permit Inferred ***	1,062,000	187	6,391,000	0.60	0.14	0.39
Total Inferred [2]	11,633,000	191	71,363,000	0.25	0.17	0.48

** The indicated resources reported on the Changkeng permit represent 51% of the actual indicated resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng indicated silver resources are 3,951,000 tonnes and 17,365,000 ounces of silver.

*** The inferred resources reported on the Changkeng permit represent 51% of the actual inferred resources which reflects the proportion of ownership by Minco Silver Corporation. Total Changkeng inferred silver resources are 2,082,000 tonnes and 12,531,000 ounces of silver.

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

For the purposes of the resource update report, the resource was defined using October 2007 24 month trailing average metal prices of US$11.96/oz Ag, US$625/oz Au, US$0.81/lb Pb and US$1.46/lb Zn. Costs of $12.00/tonne for mining, $11.50/tonne for processing/tailings management and $5.50/tonne for G&A for a total of $29.00/tonne and a process recovery of 97% for Ag, along with Au, Pb & Zn credits of approximately $10.00/tonne were utilized to derive a cut-off grade of 50 g/t Ag.

The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

The resource update was prepared by Qualified Persons, Eugene Puritch, P.Eng., Antoine Yassa, P.Geo. and Tracy Armstrong, P.Geo. of P & E Mining Consultants Inc. of Brampton, Ontario.  The authors of the current resource estimate reviewed original assay certificates from core samples and check samples and collected their own site visit verification samples.  It is the authors’ opinion that the data have been adequately verified for the purposes of an NI 43-101 resource estimate and all historic and current data were found to be reliable, with an acceptable level of reproducibility. An updated NI 43-101 resource estimate technical report will be issued within 45 days of this press release.

This new release has been reviewed and approved for release by Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver, and is the Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

CONFERENCE CALL

Minco Silver will host a conference call on Thursday, December 13, at 11:00 AM Eastern (8 AM Pacific Time). To participate, please dial 416-849-9626 for local and international callers, or 1-866-585-6398 toll-free within North America.

About Minco Silver

Minco Silver Corporation is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco and our properties, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.